December 5, 2008

BY EDGAR

Norman Gholson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:  SkyPeople Fruit Juice, Inc.
Amendment No. 3 to Registration Statementon Form S-1
File No. 333-149896
Amendment No. 2 Filed: October 6, 2008

Dear Mr. Gholson:

Reference is made to your comment letter, dated October 28, 2008 to our client, SkyPeople Fruit Juice, Inc. (the “Company”), relating to Amendment No. 2 to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1.           You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

The responses contained in this transmittal and response letter have been drafted in a manner designed to comply with the first two sentences of the comment. Where changes have been made in Amendment No. 3 to the subject registration statement (“Amendment No. 3”) in response to a comment in the Comment Letter or for other reasons, where appropriate, corresponding changes have been made throughout other portions of Amendment No. 3 which address the same subject matter.

Prospectus Summary - The Company - Registration Rights Agreement, page 11

2.           We note your liquidated damages due and proposed accounting for those damages on page F-10. Please quantify the estimated damages that will incurred under this registration rights agreement as of the date of your filing.

The fourth paragraph of the subsection of the Prospectus Summary entitled “Registration Rights Agreement” on page 10 of the prospectus contained in Amendment No. 3 (the “Prospectus”) has been revised to quantify the estimated damages that will incurred under the registration rights agreement as of the approximate date of the filing of Amendment No. 3 as well as of December 31, 2008, an estimated date of effectiveness of the registration statement.

Prospectus Summary - Our Corporate Structure, page 15

3.           We note that in the organizational chart of the company's structure, you have added a footnote about a minority 8.85% equity interest held by Xi'an Qinmei Food Co., Ltd. in a subsidiary of the company. The footnote states that it relates to "such company"; however, we do not see an asterisk in the chart or any other mark in the chart to indicate which company is being referenced in the footnote. Please revise and make corresponding revisions to the other places in the document where the organizational chart appears, such as page 36 and page F-6.

An asterisk has been added after 91.15% in the organizational chart contained in the subsection of the Prospectus Summary entitled “Our Corporate Structure” on page 14 of the Prospectus as well as the two other organizational structure charts included in the Prospectus.

Risk Factors

General

4.           We note your response to our prior comment 9 and reissue it. Specifically, we note that in your Risk Factors you have not included a discussion of the covenant in the Stock Purchase Agreement, discussed on pages 7 and 43 of the Prospectus, pursuant to which you are not permitted to issue any preferred stock or convertible debt for three years as long as Barron Partners LLP and Eos Holdings, LLC continue to beneficially own 20% of the Series B Preferred Stock issued under the Stock Purchase Agreement.

The heading of the risk factor formerly called “Our inability to fund capital expenditure requirements may adversely affect our growth and profitability” on page 17 of the Prospectus has been expanded and a new second paragraph has been added to the risk factor on page 18 of the Prospectus to disclose the negative covenant as a risk.

"We may have inadvertently violated Section 402 ...," page 22

5.           Please advise as to whether the recipients of the loans paid interest or other consideration to the company for the time value of the money that was borrowed.

The second paragraph of the risk factor has been revised to state that no interest or other consideration to the Company for the time value of the money that was borrowed.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations and Business Outlook
Gross Margin, page 39

6.           Please revise to disclose what factors contributed to your 100% gross margin from kiwifruit seed sales for the six months ended June 30, 2008.

We have revised the third paragraph after the table in the “Gross Margin” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 40 of the Prospectus to disclose the factor contributing to the 90.8% gross profit margin on sales of kiwifruit seeds for the nine months ended September 30, 2008.

Business - Seasonality, page 54

7.           We note your response to our prior comment 22 and reissue it. For example, we note that on page 54 you still refer to "the squeezing season from August through February or March of the following year." Please revise as appropriate.

The squeezing season for all fruits we process, other than kiwifruit, is from August to February or March of the following year and this is stated consistently throughout the Prospectus. The squeezing season for kiwifruit is from September to January of the following year.

Business - Industry and Principal Markets, pages 54-55

8.           We note your response to our prior comment 25. Supplementally, please provide us with independent support for your assertions about the following topics, which were not covered in your response to our prior comment 25:

•	The countries with the current largest demand for concentrated apple juice include the United States, EU members, Japan and Russia.

This statement has been deleted from the Prospectus.

•
The United States is the largest concentrated apple juice consuming country in the world, and the physical volume of trade of concentrated apple juice in the United States accounted for about 35% of the world's total in 2006.

This statement has been deleted from the Prospectus.

•	Concentrated apple juice from China accounted for approximately 47.7% of total consumption of concentrated apple juice in the United States in 2005.

This statement has been deleted from the Prospectus.

•	In 2005, 39% of concentrated apple juice consumed in the European market was from China.

This statement has been deleted from the Prospectus.

•
In China, the output of fruit juice and drinks nationwide was approximately 4,816,824 tons in 2004, an increase of 27.95% compared with that in 2003, and output increased by 29.17% to 6,000,000 tons in 2005. From January to October 2006, output was approximately 7,196,692 tons, an increase of 27.96% compared with that of the first 10 months of 2005.

This was contained in an article entitled “China Fruit Juice Market Analysis and Investment Consulting Report of 2007 published on the zikoo.com website: http://www.zikoo.com/payreport/article/23132.html

•
In 2006, the export volume of concentrated apple juice by Shaanxi Province was approximately 2,910,000 tons with a value of $212 million, accounting for 44.9% and 46.3% of the total export volume and value, respectively, of concentrated apple juice from all of the PRC.

This statement was published on the website of the Ministry of Commerce of the People’s Republic of China: http://fec.mofcom.gov.cn/aarticle/xiangmht/bi/200603/20060301735197.html

•	At present, the output, output value and export volume of concentrated juice of Shaanxi Province all rank first among other provinces and cities in China.

This statement was published on the website of the Ministry of Commerce of the People’s Republic of China: http://fec.mofcom.gov.cn/aarticle/xiangmht/bi/200603/20060301735197.html

If you provide us with third party documents in response to this comment, you can expedite our review process by marking by highlighting or other means those portions of the document(s) that support the various assertions that appear in your document.

9.           We note your response to our prior comment 26. We note that you did not state in the Prospectus where investors may obtain a copy of the data from the United States Department of Agriculture. Please revise to include this information.

A hyperlink to the information on the United States Department of Agriculture website has been added to the third paragraph of the “Global Market” subsection of the “Business” section on page 57 of the Prospectus.

Note 2. Summary of Significant Accounting Policies

Consolidation, page F-6

10.           We note your analysis supporting your conclusion that Huludao Wonder Fruit Co ("Huludao") is a variable interest entity ("VIE"). Please further explain how you determined that you had a variable interest in Huludao pursuant to the definition in paragraph 2.c of FIN 46(R) upon formation of Huludao. Please clarify who owned the equity investment at risk in Huludao at formation and clarify any material changes in the equity investment at risk up to June 10, 2008, the date you acquired Huludao. Clarify whether you held an equity investment in Huludao, i.e., an equity interest that is required to be reported as equity in Huludao's financial statements. If Hede owned all or a majority of the equity in Huludao, please explain why they would not consolidate Huludao pursuant to SFAS 94. In this respect, explain how you determined that Hede did not control Huludao.

On June 1, 2007 Hede acquired a controlling equity interest in Huludao, at which time Huludao was considered to be redesigned. From that date until the Company acquired the equity interest in Huludao from Hede, there were no changes in the Huludao’s equity ownership. Hede, an entity under common control with the Company, used funds borrowed from the Company to acquire Huludao with the agreement and understanding that Hede would sell Huludao to the Company at Hede’s purchase price after a brief operating period and that Hede could not sell Huludao to any other party without the Company’s express consent. As such, Hede acted as the Company’s de facto agent pursuant to FIN 46(R) paragraph 16. By design, Hede had voting control of Huludao, but such control was intended to be only temporary. Consequently, Hede should not consolidate Huludao pursuant to the guidance in SFAS 94 paragraph 10. Since the Company’s eventual purchase price of Huludao was determined at the time of Hede’s purchase of Huludao, the Company’s loan to Hede for the purchase of Huludao was determined to be a pecuniary interest in Huludao, an interest that would absorb all of Huludao’s expected losses and receive all of Huludao’s expected returns. It was determined that Huludao was more closely related to the Company than to Hede using the criteria in FIN 46(R) paragraph 17, and consequently the Company determined to consolidate Huludao.

Please consider that had the Company determined not to consolidate Huludao, subsequent to the Company’s formal acquisition of Huludao from Hede, the Company would be required to retroactively restate its financial statements to include Huludao’s operations from the time of its acquisition by Hede in accordance with SFAS 141 paragraphs D11-18. Such reporting of a transfer of equity interests under common control would have yielded identical operating results to those already reported by the Company.

11.           With respect to your analysis of FIN 46R, please further clarify the following:

•	Explain how Shaanxi Tianren participated significantly in the arrangement of the transaction.

•
Explain why Shaanxi Tianren would be required to provide additional financial support to Hede. Clarify whether Shaanxi would be required to provide additional financial support to Hede based upon the contractual provisions of the loan agreement.

•	Explain in detail the terms that or the lease agreement between Shaanxi Tianren and Hede and how this agreement was evaluated in your analysis.

•
Explain why you assumed that Shaanxi Tianren would absorb the losses and receive the expected returns of Huludao if Shaanxi Tianren did not have an equity interest in Hulundao. Please provide your cash flow or other substantive analysis which supports this conclusion.

Hede and Shaanxi Tianren are under common control and Shaanxi Tianren participated in the redesign of Huludao through Hede who acted as de facto agent for Shaanxi Tianren. Shaanxi Tianren advanced the purchase price of Huludao to Hede, which advance represented a pecuniary interest in Huludao. The eventual purchase price of Huludao by Shaanxi Tianren was predetermined to be the same as the price paid by Hede, so Shaanxi Tianren’s advance to Hede ensured that Shaanxi Tianren would absorb the expected losses and receive the expected returns of Huludao. Please see also our response to comment #10.

Revenue Recognition, page F-8

12.           We note your response to our prior comment 45 and that you have no history of returned products. Please revise your disclosure to be more specific on how many days a customer has a contractual right of return and how management has concluded no provision is necessary for returnable goods.

The “Revenue Recognition” subsection of Note 2 to the Financial Statements on page F-8 of the Prospectus as well as the “Revenue Recognition” subsection of the “Critical Accounting Policies” subsection of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 51 of the Prospectus have been revised to disclose such information

Property, Plant and Equipment, page F-9

13.           Please clarify the nature of your $2.6 million construction in progress asset. Explain what asset you are currently constructing and how you have determined that it will have future economic benefit.

The “Property, Plant and Equipment” subsection of Note 2 to the Financial Statements on page F-9 of the Prospectus as well as the seventh and eighth paragraphs of the “Financial Condition” subsection of the “ Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on pages 43 and 44 of the Prospectus have been revised to provide the requested information.

Minority Interest in Subsidiary, page F-10

14.           We note your response to our prior comment 47. Please provide further analysis supporting your conclusion that it is appropriate to reflect the equity of Huludao as minority interest. In this respect, we understand your analysis with respect to your initial measurement of Huludao, but it is not clear why you have presented the equity as minority interest as of December 31, 2007.

In consolidating the accounts of Huludao in the consolidated financial statements of SkyPeople, all of the assets of Huludao were included in consolidated assets and all of the liabilities of Huludao were included in consolidated liabilities. Even though SkyPeople had a pecuniary interest in Huludao, it had no ownership interest recorded as equity in the accounts of Huludao. Consequently, the net assets of Huludao were recorded as minority interest in the consolidated presentation in accordance with the guidance of paragraph 22 of FIN 46R.

Note 4. Convertible Preferred Stock, page F-12

15.           Your response to prior comment number 48 indicates that you first considered whether the embedded conversion option and warrants issued in connection with the Series A and B Convertible Preferred stock qualified as derivatives pursuant to SFAS 133 and EITF 00-19. Please clarify how you evaluated the guidance in paragraph 19 of EITF 00-19, which requires you to have sufficient authorized and unissued shares available to settle the contract when determining that the contracts should be classified in stockholders' equity pursuant to paragraph 11.a(2) of SFAS 133. In this respect, we note your response, which states, "the Company lacked a sufficient number of authorized and unissued common shares to satisfy the negotiated share exchange transaction through the issuance of common stock."

Since at the time of the Share Exchange Agreement the Company lacked a sufficient number of authorized and unissued common shares to satisfy the negotiated share exchange transaction through the issuance of common stock, both the share exchange agreement and issuance of warrants in conjunction with the issuance of Series B Convertible Preferred stock anticipated a reverse stock split that would result in an increase in authorized and unissued shares available. In that regard, the Company considered that portion of the Common Stock Purchase Warrant that reads in part that the Warrant Holder can exercise the Warrant to purchase Common Stock of the Company “at any time and from time to time from the date of the effectiveness of the Reverse Split as defined in the Certificate of Designation of Series B Convertible Preferred Stock and after the date thereof…” At any time prior to the Reverse Split, exercise of the Warrant was prohibited and any time subsequent to the Reverse Split sufficient authorized and unissued shares would be available to settle the contract after considering all other outstanding commitments that may require the issuance of stock. Consequently, the Company determined that share settlement was within the control of the Company and that the Warrant should be classified as a permanent equity instrument in accordance with paragraph 19 of EITF 00-19.

16.           We note your response to our prior comment 48 with respect to the valuation of your common stock. Please clarify why you believe that the purchase price of the Series A or B preferred stock less the amount allocated to the warrants provides a reliable estimate of the fair value of your common stock. Explain how you determined the value allocated to your warrants when preparing this valuation model. Please clarify why you did not use a valuation technique which uses an estimate of future cash flows to estimate the fair value of your common stock. In this respect, please clarify how you considered the guidance in the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" when determining the most appropriate valuation methodology for your common stock. As part of your response, tell us the conversion price of the Series A and B Preferred Stock and the value of your common stock as of each issuance date.

Since the Company determined that both Preferred Stock and Warrants issued in the simultaneous closing of a private placement and reverse merger transaction qualified as permanent equity as discussed previously, amounts attributable to each were not calculated. The private placement investors, after performing their own due diligence and acting as valuation experts in their own right, negotiated the transactions on their own behalf and management of the operating company negotiated on behalf of themselves and the operating company. Consequently, it can be determined that fair value of the instruments issued are equal to the cash paid for those instruments. The transactions anticipated a reverse stock split and even made mention of such reverse stock split in the Series B Preferred Stock Certificate of Designations; the Company believes that the main reason the investors negotiated for Preferred Stock rather than Common Stock was to facilitate closing the transaction prior to the reverse stock split. Intuitively and in accordance with the principles of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, particularly Chapter 10 and Appendix H, it may be assumed that the preferred stockholders enjoy certain rights not enjoyed by common stockholders. If value were to be assigned to rights associated with preferred stock using the bottom-up approach (paragraph 133), it would be definitively shown that the Company’s Preferred Stock value is equal to or greater than its Common Stock value. Since the Series B Preferred Stock is convertible any time subsequent to the reverse stock split on a 1 for 1 basis, the effective conversion rate (value of Series B Preferred Stock) is greater than the value of the underlying Common Stock and no beneficial conversion feature exists. A beneficial conversion feature could only exist if the preferred rights made the Preferred Stock worth less than Common Stock. The Company determined that there would be no benefit to outweigh the cost of preparing formal valuations of Warrants, Preferred Stock and Common Stock because the principles involved indicate that no beneficial conversion feature exists and that all proceeds would be recorded as permanent equity.

Exhibits, page 11-3

17.           We note that in your list of Exhibits, you incorporate various documents by reference to various Form 8-K filings, but you do not specify in each instance which exhibit to the relevant Form 8-K filing is being incorporated by reference. Please revise in each instance to provide a specific reference to the number of the Form 8-K exhibit that is being incorporated by reference.

Item 16(a) of Part II of the registration statement has been revised to specify the exhibit number to the relevant filing that is being incorporated by reference.

18.           We note that the documents that are incorporated by reference as your Articles of Incorporation do not indicate that the company's name has been changed to SkyPeople Fruit Juice, Inc., which suggests that there may be an amendment to the Articles of Incorporation that is not on file yet or is not on your exhibit list. Please file any such amendment and update the exhibit list accordingly.

The Articles of Amendment to the Articles of Incorporation of the Company filed with the Department of State of Florida on May 23, 2008 are being filed with Amendment 3 as Exhibit 3.6.

Very truly yours,

/s/ Darren Ofsink

 Darren Ofsink